Issuer Free Writing Prospectus filed pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated November 19, 2013
Registration Statement 333-189297

November 19, 2013

MYLAN INC. (the “Company”)

Pricing Term Sheet

The information in this pricing term sheet supplements Mylan Inc.’s preliminary prospectus supplement, dated November 19, 2013, and the accompanying prospectus (together, the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.  In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.

Issuer:	Mylan Inc.

Title of Securities:	1.350% Notes due 2016 (the “2016 Notes”)
2.550% Notes due 2019 (the “2019 Notes”)
4.200% Notes due 2023 (the “2023 Notes”)
5.400% Notes due 2043 (the “2043 Notes”)

Security Type:	SEC registered

Ratings*:	Baa3 by Moody’s Investor Service, Inc.
BBB- by Standard & Poor’s Ratings Services

Aggregate Principal Amount:	2016 Notes: $500,000,000
2019 Notes: $500,000,000
2023 Notes: $500,000,000
2043 Notes: $500,000,000

Final Maturity Date:	2016 Notes: November 29, 2016
2019 Notes: March 28, 2019
2023 Notes: November 29, 2023
2043 Notes: November 29, 2043

Issue Price:	2016 Notes: 99.941% plus accrued interest, if any, from November 29, 2013
2019 Notes: 99.754% plus accrued interest, if any, from November 29, 2013
2023 Notes: 99.612% plus accrued interest, if any, from November 29, 2013
2043 Notes: 99.382% plus accrued interest, if any, from November 29, 2013

Gross Proceeds:	$1,993,445,000

Coupon:	2016 Notes: 1.350% per annum, accruing from November 29, 2013

2019 Notes: 2.550% per annum, accruing from November 29, 2013
2023 Notes: 4.200% per annum, accruing from November 29, 2013
2043 Notes: 5.400% per annum, accruing from November 29, 2013

Benchmark Treasury Security:	2016 Notes: 0.625% UST due November 15, 2016
2019 Notes: 1.250% UST due October 31, 2018
2023 Notes: 2.750% UST due November 15, 2023
2043 Notes: 3.625% UST due August 15, 2043

Benchmark Treasury	2016 Notes: 0.570%
Yield:	2019 Notes: 1.350%
2023 Notes: 2.698%
2043 Notes: 3.792%

Spread to Benchmark Treasury:	2016 Notes: 80 bps
2019 Notes: 125 bps
2023 Notes: 155 bps
2043 Notes: 165 bps

Yield to Maturity:	2016 Notes: 1.370%
2019 Notes: 2.600%
2023 Notes: 4.248%
2043 Notes: 5.442%

Interest Payment Dates:	2016 Notes: May 29 and November 29 of each year, beginning May 29, 2014
2019 Notes: March 28 and September 28 of each year, beginning March 28, 2014
2023 Notes: May 29 and November 29 of each year, beginning May 29, 2014
2043 Notes: May 29 and November 29 of each year, beginning May 29, 2014

Optional Redemption:	2016 Notes: make whole call at Treasury Rate plus 12.5 bps
2019 Notes: make whole call at Treasury Rate plus 20 bps
2023 Notes: make whole call at Treasury Rate plus 25 bps
2043 Notes: make whole call at Treasury Rate plus 25 bps

The Issuer may redeem the 2023 Notes and the 2043 Notes, in whole or in part, at any time, on or after three months prior to their maturity in the case of the 2023 Notes, and six months prior to their maturity in the case of the 2043 Notes, at a redemption price equal to 100% of the principal amount of the 2023 Notes or the 2043 Notes, as the case may be, to be redeemed, plus accrued and unpaid interest up to, but excluding, the redemption date.

Special Mandatory Redemption:

The Issuer will be required to redeem the 2019 Notes, 2023 Notes and 2043 Notes at a redemption price equal to 101% of the aggregate principal amount of each such series of Notes, plus accrued and unpaid interest, if any, to (but not including) the Special Mandatory Redemption Date if (i) the Issuer has not consummated the Agila Acquisition on or prior to August 25, 2014 or (ii) if an Acquisition Termination Event occurs at any time prior thereto. Please see “Description of Notes—Special

Mandatory Redemption.”

The Special Mandatory Redemption Provision will not apply to the 2016 Notes. Therefore, the 2016 Notes will remain outstanding even if the Agila Acquisition is not consummated on or before August 25, 2014 and the other series of Notes offered hereby are redeemed pursuant to the Special Mandatory Redemption provision.

CUSIP / ISIN Numbers:	2016 Notes: 628530BE6 / US628530BE67
2019 Notes: 628530BF3 / US628530BF33
2023 Notes: 628530BD8 / US628530BD84
2043 Notes: 628530BC0 / US628530BC02

Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co., LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.

Guarantees:	The Notes will not be guaranteed by any of the Company’s subsidiaries upon issuance.

Trade Date:	November 19, 2013

Settlement Date:	November 29, 2013 (T+7)

It is expected that delivery of the Notes will be made against payment therefore on or about November 29, 2013, which will be the seventh business day following the date of pricing of the Notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next three succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date hereof or the next three succeeding business day should consult their own advisor.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at +1-800-294-1322, J.P. Morgan Securities LLC collect at +1-212-834-4533 or Morgan Stanley & Co., LLC toll free at +1-866-718-1649.